02022891

4/19/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR 11 2002 154 SEC PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIFTH AVENUE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8081 STANTON AVE. STE 200 BUENA PARK, CA 90620

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAL HERRICK 714 761 8994

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN G GAVLICK

(Name — if individual, state last, first, middle name)

8081 STANTON AVE STE 204 BUENA PARK, CA 90620

(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED APR 22 2002 THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

4/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAL HERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIFTH AVENUE SECURITIES INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

JOANN CAMPBELL
Comm. # 1332893
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Dec. 29, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIFTH AVENUE SECURITIES, INC.

8081 Stanton Ave., St. 200
Buena Park, CA 90620
(714) 761-0600

NASD Regulation, Inc.
300 S. Grand Ave. Ste# 1600
Los Angeles, CA 90071-3126
Re: annual audit report fye 12/31/01

Dear Gentlemen,

Two deficiencies were noted in the original filing of our audited financial statement, which have now been corrected.

1) Statement of Internal Control was omitted from the original filing.

2) The Net Capital computation did not provide for a deduction relating to an unallowed asset.

Corrected copies are enclosed to update the original filing.

Thankyou for your consideration in this matter.

Hal Herrick, President
April 4, 2002

PART II

FIFTH AVENUE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 6, 2002

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited and reported thereon under date of February 6, 2002 the financial statements of Fifth Avenue Securities, Inc. As part of my audit I reviewed and tested the Respondent's systems of internal control, including the accounting system and procedures for safeguarding assets for the year ended December 31, 2001 to the extent I considered necessary to evaluate as required by generally accepted auditing standards.

The objectives of internal control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss and reliability of financial records for preparing financial statements and maintaining accountability of assets. The concept of reasonable assurance recognizes that the cost should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management.

These are inherent limitations that should be recognized in considering the effectiveness of any system of internal control. Errors can result from misunderstanding, mistakes of judgment, carelessness or other personal factors. Segregation of duties can be circumvented by management. Projection on any evaluation of internal control to future periods is subject to the risk that current procedures may become inadequate because of changing conditions and the degree of compliance with procedure could deteriorate.

My study and evaluation of the Respondent's system for internal control including the accounting system, and procedures for safe guarding assets for the year ended December 31, 2001 was made for the purpose set forth in the first paragraph above and, would not necessarily disclose all inadequacies in the system. However, such study and evaluation disclosed no conditions that I believe to be material inadequacies and accordingly a letter of material inadequacies will not be issued.

STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total Ownership Equity	$ 23,317
Less Unallowed Asset	2,100
NET CAPITAL	21,217
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6 2/3% of net aggregate indebtedness	- 0 -
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Amounts)	5,000
EXCESS CAPITAL	16,217
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	- 0 -
Percentage of Aggregate Indebtedness to Net Capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 21,217
VARIANCE	- 0 -
AUDITED NET CAPITAL	$ 21,217

See Accompanying Notes to Financial Statements